200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com
September 19, 2007
Via EDGAR Submission and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Ibolya Ignat Mary Mast

Re:	SeaBright Insurance Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 16, 2007 File No. 000-51124
Ladies and Gentlemen:
     On behalf of SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Joseph S. De Vita, dated August 21, 2007, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). The Company has framed its responses to the Staff’s comments in terms of its Form 10-K and plans to include revised disclosure in its future SEC filings.
     The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.
Item 1. Business, page 1
Loss Reserves, pages 15 — 18
1.	You refer to the use of an actuarial consulting firm discussed on pages 16 and 75. The reference to the consultant suggests to an investor that you are placing reliance on the firm. Please confirm that you will include the name of the valuation firm in your next ‘34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the valuation specialist must be provided in the ‘33 Act registration statement. Please advise.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
September 19, 2007

Response:
The Company performs its own loss reserve analysis and also engages an independent actuary to provide separate loss reserve analyses and to provide the annual actuarial certification required by state statutory accounting standards. The Company does not rely on the independent actuary to determine the amount of unpaid loss and loss adjustment expense to be recorded in our GAAP financial statements. Instead, the Company considers the results of actuarial analyses performed by the independent actuary primarily to validate the reasonableness of its own reserve analyses and to ensure that management has considered all relevant factors in its determination of the amount of reserves to be recorded. The work performed by the independent actuary supplements, rather than supplants, the analysis performed by the Company. Although the independent actuary’s estimates are an important consideration in our reserve setting process, the decisions relating to reserves are ultimately the Company’s judgment.
The Company does not believe that its use of an independent actuary in this manner requires it to identify that party as an “expert” for purposes of Section 7 of the Securities Act of 1933, as amended, and Rule 436 thereunder, nor does the Company’s agreement with the independent actuary contemplate the identification of the consulting actuary as an “expert” in its public filings. To avoid creating the mistaken impression that the Company relies on the independent actuary as an “expert,” the Company will revise future disclosure to indicate that the work of the independent actuary is one of several factors that it considers when estimating loss reserves.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 52
Critical Accounting Policies, Estimates and Judgments, page 60
2.	Although you identify certain accounting policies as critical, it is not clear from your disclosures the effect that reasonably likely changes in your estimates as of December 31, 2006 may have been expected to have on your future operations and financial position. In responding, please address in disclosure-type format the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, please provide the following for each critical accounting policy identified in disclosure-type format:
•	Your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

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September 19, 2007

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•	Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
We address the disclosure for your critical accounting policy related to your estimate for unpaid loss and loss adjustment expense in comment four below.
Response:
The Company has considered its disclosure of Critical Accounting Policies, Estimates and Judgments beginning on p. 60 of the Form 10-K. In response to the Staff’s comment, the Company proposes to include the following disclosure in its future filings with the SEC.
Critical Accounting Policies, Estimates and Judgments
     It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be critical to the presentation of our financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the period being reported upon. Some of the estimates result from judgments that can be subjective and complex, and consequently, actual results reflected in future periods might differ from these estimates.
     The most critical accounting policies involve the reporting of unpaid loss and loss adjustment expenses including losses that have occurred but were not reported to us by the financial reporting date, the amount and recoverability of reinsurance recoverable balances, deferred policy acquisition costs, deferred taxes, the impairment of investments, earned but unbilled premiums and retrospective premiums. The following should be read in conjunction with the notes to our financial statements.
          Unpaid Loss and Loss Adjustment Expenses
     This critical accounting policy is addressed in our responses to comment #3 below.
          Reinsurance Recoverables
     Reinsurance recoverables on paid and unpaid losses represent the portion of the loss and loss adjustment expenses that is assumed by reinsurers. These recoverables are

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September 19, 2007

reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance recoverables are determined based in part on the terms and conditions of reinsurance contracts, which could be subject to interpretations that differ from ours based on judicial theories of liability. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, which themselves are subject to significant judgments and uncertainties described above under the heading “Unpaid Loss and Loss Adjustment Expenses.” Changes in the estimates and assumptions underlying the calculation of our loss reserves may have an impact on the balance of our reinsurance recoverables. In general, one would expect an increase in our underlying loss reserves on claims subject to reinsurance to have an upward impact on our reinsurance recoverables. The amount of the impact on reinsurance recoverables would depend on a number of considerations including, but not limited to, the terms and attachment points of our reinsurance policies and the incurred amount on various claims subject to reinsurance. We also bear credit risk with respect to our reinsurers, which can be significant considering that some claims may remain open for an extended period of time.
     We periodically evaluate our reinsurance recoverables, including the financial ratings of our reinsurers, and revise our estimates of such amounts as conditions and circumstances change. Changes in reinsurance recoverables are recorded in the period in which the estimate is revised. As of December 31, 2006 and 2005, we had no reserve for uncollectible reinsurance recoverables. We assessed the collectibility of our year-end receivables and believe that all amounts are collectible based on currently available information.
          Deferred Policy Acquisition Costs
     We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to the recognition of premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related estimated investment income, anticipated losses and settlement expenses and certain other costs we expect to incur as the premium is earned. Judgments regarding the ultimate recoverability of these deferred costs are highly dependent upon the estimated future costs associated with our unearned premiums. If our expected claims and expenses, after considering investment income, exceed our unearned premiums, we would be required to write-off a portion of deferred policy acquisition costs. To date, we

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September 19, 2007

have not needed to write-off any portion of our deferred acquisition costs. We will continue to monitor the balance of deferred acquisition costs for recoverability.
          Deferred Taxes
     We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. This analysis requires management to make various estimates and assumptions, including the scheduled reversal of deferred tax liabilities, projected future taxable income and the effect of tax planning strategies. If actual results differ from management’s estimates and assumptions, we may be required to establish a valuation allowance to reduce the deferred tax assets to the amounts more likely than not to be realized. The establishment of a valuation allowance could have a significant impact on our financial position and results of operations in the period in which it is deemed necessary. To date, we have not needed to record a valuation allowance against our deferred tax assets. We anticipate that our deferred tax assets will increase as our business continues to grow. We will continue to monitor the balance of our deferred tax assets for realizability.
          Impairment of Investment Securities
     Impairment of investment securities results in a charge to operations when the fair value of a security declines below our cost and is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process, including but not limited to the following: the current fair value as compared to amortized cost or cost, as appropriate, of the security; the length of time the security’s fair value has been below amortized cost; our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions, including interest rates.

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September 19, 2007

     In general, we focus on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. We also analyze the entire portfolio for other factors that might indicate a risk of impairment. Other-than-temporary impairment losses result in a permanent reduction of the carrying value of the underlying investment. To date, we have not needed to record any other-than-temporary impairments of our investment securities. Please refer to the tables in Note 3 of the consolidated financial statements in Part II, Item 8 of this annual report for additional information on unrealized losses on our investment securities. Please refer to Part II, Item 7A of this annual report for tables showing the sensitivity of the fair value of our fixed-income investments to selected hypothetical changes in interest rates.
          Earned But Unbilled Premiums
     Shortly following the expiration of an insurance policy, we perform a final payroll audit of our insureds to determine the final premium to be billed and earned. These final audits generally result in an audit adjustment, either increasing or decreasing the estimated premium earned and billed to date. We estimate the amount of premiums that have been earned but are unbilled at the end of a reporting period by analyzing historical earned premium adjustments made at final audit for the preceding 12 months and applying the average adjustment percentage against our inforce premium at the end of the period. These estimates are subject to changes in policyholders’ payrolls due to growth, economic conditions, seasonality and other factors and to fluctuations in our inforce premium. For example, the amount of our accrual for premiums earned but unbilled fluctuated between $1.2 million and $1.7 million in 2006 and between $0.6 million and $2.2 million in 2005. The balance of our accrual for premiums earned but unbilled totaled approximately $1.5 million and $2.2 million at December 31, 2006 and 2005, respectively. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are reviewed quarterly and adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations.
          Retrospective Premiums
     The premiums for our retrospectively rated loss sensitive plans are reflective of the customer’s loss experience because, beginning six months after the expiration of the relevant insurance policy, and annually thereafter, we recalculate the premium payable during the policy term based on the current value of the known losses that occurred during the policy term. While the typical retrospectively rated policy has around five annual adjustment or measurement periods, premium adjustments continue until mutual agreement to cease future adjustments is reached with the policyholder. Retrospective premiums for primary and reinsured risks are included in income as earned on a pro rata basis over the effective period of the respective policies. Earned premiums on

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September 19, 2007

retrospectively rated policies are based on our estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements.
     We bear credit risk with respect to retrospectively rated policies. Because of the long duration of our loss sensitive plans, there is a risk that the customer will fail to pay the additional premium. Accordingly, we obtain collateral in the form of letters of credit or deposits to mitigate credit risk associated with our loss sensitive plans. If we are unable to collect future retrospective premium adjustments from an insured, we would be required to write-off the related amounts, which could impact our financial position and results of operations. To date, there have been no such write-offs. Retrospectively rated policies accounted for approximately 25.8% of direct premiums written in 2006 and approximately 31.6% of direct premiums written in 2005.
3.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.
a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from claims reported.
Response:
The Company has revised the disclosure as requested. Please refer to the table keyed as (3.a.) in the attached Appendix A, which is the manner in which the Company intends to disclose this information in future SEC filings.

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September 19, 2007

b.	We acknowledge your disclosure in the business section of the relevant factors considered in the calculation of your loss reserves. Please identify and describe in the critical accounting estimates section the key assumptions that materially affect the reserve estimate. Discuss the following:
1)	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

2)	Explicitly identify and discuss the key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
Response:
The Company has revised the disclosure as requested. Please refer to the section keyed as (3.b.1. and 3.b.2.) in the attached Appendix A, which is the manner in which the Company intends to disclose this information in future SEC filings.
c.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantity and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We did not understand your statement on page 75 that “measuring the degree of variability inherent in the reserve estimates is not possible.” It appears that you were able to estimate the potential variability of your loss reserves in prior years. Please refer to the disclosures included on page 44 of your Form S-l filed on January 7, 2005.
Response:
The Company has revised the disclosure as requested. Please refer to the paragraphs keyed as (3.c.) in the attached Appendix A, which is the manner in which the Company intends to disclose this information in future SEC filings.
d.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

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1)	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2)	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.
Response:
The Company’s policy is to record the liability for unpaid claims and claim adjustment expense to the point estimate determined by its internal actuaries. The Company uses an independent actuary to validate the reasonableness of its reserve analysis and to ensure that management has considered all relevant factors in its determination of the amount of reserves to be recorded. However, the decisions relating to reserves are ultimately the Company’s judgment. In the event that the Company changes this policy in the future, it will include the appropriate disclosures in MD&A.
e.	It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate:
1)	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. For example, clarify with specificity i) what you mean by your statement on page 56 regarding deflation trends in the paid loss data and ii) how and why you believe the change in California legislature significantly affected your reserve.

2)	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Response:
Management believes that it generally takes workers’ compensation losses approximately 48 to 60 months after the start of an accident year until the data is viewed as fully credible for paid and incurred reserve evaluation methods. For the current accident year, we rely primarily on an expected loss ratio (“ELR”) method for determining the

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September 19, 2007

estimated ultimate losses. The ELR method is based on an analysis of historical loss ratios adjusted for current pricing levels, exposure growth, anticipated trends in claim frequency and severity, impact of reform activity and any other factors that may have an impact on the loss ratio. The actual paid and incurred loss data for the accident year is reviewed each quarter and changes to the ELR may be made based on the emerging data, although changes are typically not be made until the end of the accident year when the loss data can be analyzed as a complete accident year. The ELR is multiplied by the year-to-date earned premium to determine the ultimate losses for the current accident year.
As the accident year matures, we incorporate a Bornhuetter-Ferguson approach, which blends the loss development and expected loss ratio methods. As each year continues to mature, this approach relies more on losses developed to date and less on the expected loss ratio.
A reserve estimate implies a pattern of expected loss emergence. If this emergence does not occur as expected, it may cause us to challenge our previous assumptions. We may adjust loss development patterns, the various method weights or the expected loss ratios used in our analysis. Management employs judgment in each reserve valuation as to how to make these adjustments to reflect current information. We believe that the reserving process is a bigger challenge for us due to our limited operating history. We have three complete accident years that were developed 36 months, 24 months and 12 months (2004, 2005 and 2006, respectively) at December 31, 2006.
The reduction in the estimated ultimate losses as of December 31, 2006 was due primarily to accident year 2005 as management decided to reflect a greater proportion of the favorable loss development exhibited by both the industry and us. This decision was appropriately made at December 31, 2006, as the underlying loss data showed sustained and continued improvement over the prior twelve months. This data was not available to management at December 31, 2005 when the initial reserves for accident year 2005 were established. In addition, at December 31, 2006, approximately $115.8 million, or 74.4%, of our direct loss reserves were related to business written in California. Over the last several years, three significant comprehensive legislative reforms were enacted in California: AB 749 was enacted in February, 2002; AB 227 and SB 228 were enacted in September, 2003; and SB 899 was enacted in April, 2004. This reform activity has resulted in uncertainty regarding the impact of the reforms on loss payments, loss development and, ultimately, loss reserves. All four bills enacted structural changes to the benefit delivery system in California, in addition to changes in the indemnity and medical benefits afforded injured workers. In response to the reform legislation, the pure premium rates approved by the California Insurance Commissioner as of January 1, 2007 were 59.4% lower than the pure premium rates in effect as of July 1, 2003.

Securities and Exchange Commission
September 19, 2007

Key elements of the reforms as they relate to indemnity and medical benefits were as follows:
Impact on Indemnity Benefits
AB 749 significantly increased most classes of workers’ compensation indemnity benefits over a four-year period beginning in 2003.
AB 227 and SB 228 repealed the mandatory vocational rehabilitation benefits and replaced them with a system of non-transferable education vouchers.
SB 899 required the Division of Workers’ Compensation (“DWC”) Administrative Director to adopt, on or before January 1, 2005, a new permanent disability rating schedule (“PDRS”) based in part on American Medical Association guidelines. Also, temporary disability was limited to a duration of two years.
SB 899 provided that, effective April 19, 2004, apportionment of disability for purposes of permanent disability determination must be based on causation.
Impact on Medical Benefits
AB 749 repealed the presumption given to the primary treating physician (except when the worker has pre-designated a personal physician), effective for injuries occurring on or after January 1, 2003. (SB 228 and SB 899 later extended this to all future medical treatment on earlier injuries.)
SB 228 required the DWC Administrative Director to establish, by December 1, 2004, an Official Medical Treatment Utilization Schedule meeting specific criteria. SB 228 also provided that beginning three months after the publication date of the updated American College of Occupational and Environmental Medical (“ACOEM”) Practice Guidelines and continuing until such time as the DWC Administrative Director establishes an Official Medical Treatment Utilization Schedule, the ACOEM standards will be presumed to be correct regarding the extent and scope of all medical treatment. The DWC Administrative Director has subsequently adopted the ACOEM Guidelines as the Official Medical Treatment Utilization Schedule.
SB 228 limited the number of chiropractic visits and the number of physical therapy visits to 24 each per claim.
SB 228 established a prescription medication fee schedule set at 100% of Medi-Cal Schedule amounts.

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SB 228 provided that the maximum facility fee for services performed in an ambulatory surgical center may not exceed 120% of the Medicare fees for the same service performed in a hospital outpatient facility.
SB 899 provided that after January 1, 2005, an employer or insurer may establish medical provider networks meeting certain conditions and, with limited exceptions, medical treatment can be provided within those networks.
These reforms are a source of variability in the reserve estimates as legislative changes affecting benefit levels not only impact the cost of benefits but also the rate at which accident year benefits or losses develop over time. In addition, several of the reforms face ongoing challenges, as noted below:
•	The PDRS was revised effective January 1, 2005. The revised schedule has resulted in significantly reduced permanent disability awards. In response to complaints that injured workers are not being adequately compensated, a number of bills have been proposed in the California state legislature to increase the PDRS. While it remains to be seen if any of the proposed bills will be signed into law, the debate creates a great deal of uncertainly around this key driver of California workers’ compensation claim costs.

•	There have been several recent court challenges to the formula used by the courts for apportionment, or the degree to which an injured worker’s permanent disability can be attributed to a prior injury, whether work related or personal. A change to the formula could result in higher permanent disability claim costs for claims involving prior injuries.

•	Legislation has been proposed that would eliminate the use of scientifically established medical treatment guidelines in select cases. These guidelines, coupled with caps on chiropractic visits and physical therapy, have led to substantial reductions in the costs of chiropractic visits, physical therapy and select diagnostic testing. Opponents of the guidelines argue that injured workers are not receiving adequate care. While it is unclear what, if any, changes will emerge from the legislature, there continues to be uncertainty around this key area of reform.
*     *     *     *     *
     We hope that the foregoing has been responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response

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to Staff comments do not foreclose the Commission from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely, /s/ James S. Rowe James S. Rowe

cc:	Joseph S. De Vita (SeaBright Insurance Holdings, Inc.) D. Drue Wax (SeaBright Insurance Holdings, Inc.)

Appendix A
Critical Accounting Policies, Estimates and Judgments
     It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be critical to the presentation of our financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the period being reported upon. Some of the estimates result from judgments that can be subjective and complex, and consequently, actual results reflected in future periods might differ from these estimates.
     The most critical accounting policies involve the reporting of unpaid loss and loss adjustment expenses including losses that have occurred but were not reported to us by the financial reporting date, the amount and recoverability of reinsurance recoverable balances, deferred policy acquisition costs, deferred taxes, the impairment of investments, earned but unbilled premiums and retrospective premiums. The following should be read in conjunction with the notes to our financial statements.
      Unpaid Loss and Loss Adjustment Expense
     Unpaid loss and loss adjustment expense represents our estimate of the expected cost of the ultimate settlement and administration of losses, based on known facts and circumstances. Included in unpaid loss and loss adjustment expense are amounts for case-based reserves, including estimates of future developments on those claims, and claims incurred but not yet reported to us, second injury fund expenses, and allocated and unallocated claim adjustment expenses. Due to the inherent uncertainty associated with the cost of unsettled and unreported claims, the ultimate liability may differ from the original estimate. These estimates are regularly reviewed and updated and any resulting adjustments are included in the current period’s operating results.
     (3.a.) Following is a summary of the gross loss and loss adjustment expense reserves by line of business as of December 31, 2006 and 2005. The workers’ compensation line of business comprises over 99% of our total loss reserves as of December 31, 2006.

	As of December 31, 2006			As of December 31, 2005
Line of Business	Case	IBNR	Total	Case	IBNR	Total
			(in thousands)
Workers’ Compensation	$66,866	$130,838	$197,704	$47,223	$94,660	$141,883
Ocean Marine	210	442	652	165	162	327

Total	$67,076	$131,280	$198,356	$47,388	$94,822	$142,210

      Actuarial Loss Reserve Estimation Methods
     We use a variety of actuarial methodologies to assist us in establishing the reserve for unpaid loss and loss adjustment expense. We also make judgments relative to estimates of future claims severity and frequency, length of time to achieve ultimate resolution, judicial theories of liability and other third-party factors that are often beyond our control.
     For the current accident year, we establish the initial reserve for claims incurred-but-not-reported (“IBNR”) using an expected loss ratio (“ELR”) method. The ELR method is based on an analysis of historical loss ratios adjusted for current pricing levels, exposure growth, anticipated trends in claim frequency and severity, the impact of reform activity and any other factors that may have an impact on the loss ratio. The actual paid and incurred loss data for the accident year is reviewed each quarter and changes to the ELR may be made based on the emerging data, although changes are typically not made until the end of the accident year when the loss data can be analyzed as a complete accident year. The ELR is multiplied by the year-to-date earned premium to determine the ultimate losses for the current accident year. The actual paid and case outstanding losses are subtracted from the ultimate losses to determine the IBNR for the accident year. As the accident year matures, we incorporate a Bornhuetter-Ferguson approach, which blends the loss development and expected loss ratio methods. As each year continues to mature, this approach relies more on losses developed to date and less on the expected loss ratio. A reserve estimate implies a pattern of expected loss emergence. If this emergence does not occur as expected, it may cause us to challenge our previous assumptions. We may adjust loss development patterns, the various method weights or the expected loss ratios used in our analysis. Management employs judgment in each reserve valuation as to how to make these adjustments to reflect current information.
     For all other accident years, the estimated ultimate losses are developed using a variety of actuarial techniques as described below. In reviewing this information, we consider the following factors to be especially important at this time because they increase the variability risk factors in our loss reserve estimates:
•	We wrote our first policy on October 1, 2003 and, as a result, our total reserve portfolio is relatively immature when compared to other industry data.

•	We have been growing consistently since we began operations and have entered into several new states that are not included in our predecessor’s historical data.

•	At December 31, 2006, approximately $115.8 million, or 74.4%, of our direct loss reserves were related to business written in California. Over the last several years, three significant comprehensive legislative reforms were enacted in California: AB 749 was enacted in February, 2002; AB 227 and SB 228 were enacted in September, 2003; and SB 899 was enacted in April, 2004. This reform activity has resulted in uncertainty regarding the impact of the reforms on loss payments, loss development and, ultimately, loss reserves. All four bills enacted structural changes to the benefit delivery system in California, in addition to changes in the indemnity and medical benefits afforded injured workers. In response to the reform legislation and a continuing drop in the frequency of workers’ compensation claims, the pure premium rates approved by the California Insurance Commissioner effective January 1, 2007 were 59.4% lower than the pure premium rates in effect as of July 1, 2003.
     Key elements of the reforms as they relate to indemnity and medical benefits were as follows:
Indemnity Benefits

AB 749 significantly increased most classes of workers’ compensation indemnity benefits over a four-year period beginning in 2003.

AB 227 and SB 228 repealed the mandatory vocational rehabilitation benefits and replaced them with a system of non-transferable education vouchers.

SB 899 required the Division of Workers’ Compensation (“DWC”) Administrative Director to adopt, on or before January 1, 2005, a new permanent disability rating schedule (“PDRS”) based in part on American Medical Association guidelines. Also, temporary disability was limited to a duration of two years.

SB 899 provided that, effective April 19, 2004, apportionment of disability for purposes of permanent disability determination must be based on causation.

Medical Benefits

AB 749 repealed the presumption given to the primary treating physician (except when the worker has pre-designated a personal physician), effective for injuries occurring on or after January 1, 2003. (SB 228 and SB 899 later extended this to all future medical treatment on earlier injuries.)

SB 228 required the DWC Administrative Director to establish, by December 1, 2004, an Official Medical Treatment Utilization Schedule meeting specific criteria. SB 228 also provided that beginning three months after the publication date of the updated American College of Occupational and Environmental Medical (“ACOEM”) Practice Guidelines and continuing until such time as the DWC Administrative Director establishes an Official Medical Treatment Utilization Schedule, the ACOEM standards will be presumed to be correct regarding the extent and scope of all medical treatment. The DWC Administrative Director has subsequently adopted the ACOEM Guidelines as the Official Medical Treatment Utilization Schedule.

SB 228 limited the number of chiropractic visits and the number of physical therapy visits to 24 each per claim.

SB 228 established a prescription medication fee schedule set at 100% of Medi-Cal Schedule amounts.

SB 228 provided that the maximum facility fee for services performed in an ambulatory surgical center may not exceed 120% of the Medicare fees for the same service performed in a hospital outpatient facility.

SB 899 provided that after January 1, 2005, an employer or insurer may establish medical provider networks meeting certain conditions and, with limited exceptions, medical treatment can be provided within those networks.
These reforms are a source of variability in the reserve estimates as legislative changes affecting benefit levels not only impact the cost of benefits but also the rate at which accident year benefits or losses develop over time. In addition, several of the reforms face ongoing challenges, as noted below:
•	The PDRS was revised effective January 1, 2005. The revised schedule has resulted in significantly reduced permanent disability awards. In response to complaints that injured workers are not being adequately compensated, a number of bills have been proposed in the California state legislature to increase the PDRS. While it remains to be seen if any of the proposed bills will be signed into law, the debate creates a great deal of uncertainly around this key driver of California workers’ compensation claim costs.

•	There have been several recent court challenges to the formula used by the courts for apportionment, or the degree to which an injured worker’s permanent disability can be attributed to a prior injury, whether work related or personal. A change to the formula could result in higher permanent disability claim costs for claims involving prior injuries.

•	Legislation has been proposed that would eliminate the use of scientifically established medical treatment guidelines in select cases. These guidelines, coupled with caps on chiropractic visits and physical therapy, have led to substantial reductions in the costs of chiropractic visits, physical therapy and select diagnostic testing. Opponents of the guidelines argue that injured workers are not receiving adequate care. While it is unclear what, if any, changes will emerge from the legislature, there continues to be uncertainty around this key area of reform.
     Workers’ compensation is considered a long-tail line of business, as it takes a relatively long period of time to finalize claims from a given accident year. Management believes that it generally takes workers’ compensation losses approximately 48 to 60 months after the start of an accident year until the data is viewed as fully credible for paid and incurred reserve evaluation methods. As indicated above, we wrote our first policy on October 1, 2003 so our first complete accident year is 2004. As of December 31, 2006, accident year 2004 is 36 months developed, accident year 2005 is 24 months developed and accident year 2006 is 12 months developed. Our loss reserve estimates are subject to considerable variation due to the relative immaturity of the accident years from a development standpoint.
     We review the following significant components of loss reserves on a quarterly basis:
•	IBNR reserves for losses — This includes amounts for the medical and indemnity components of the workers’ compensation claim payments, net of subrogation recoveries and deductibles;

•	IBNR reserves for defense and cost containment expenses (“DCC”, also referred to as allocated loss adjustment expenses (“ALAE”)), net of subrogation recoveries and deductibles;

•	reserve for adjusting and other expenses, also known as unallocated loss adjustment expenses (“ULAE”); and

•	reserve for loss based assessments, also referred to as the “8F reserve” in reference to Section 8, Compensation for Disability, subsection (f), Injury increasing disability, of the United States Longshore and Harbor Workers’ Compensation Act (“USL&H”) Act.
     The reserves for losses and DCC are also reviewed gross and net of reinsurance (referred to as “net”). For gross losses, the claims for the Washington USL&H Plan, the KEIC claims assumed in the Acquisition and claims assumed from the NCCI residual market pools are excluded from this discussion.
     IBNR reserves include a provision for future development on known claims, a reopened claims reserve, a provision for claims incurred but not reported and a provision for claims in transit (incurred and reported but not recorded).

     Our analysis is done separately for the indemnity, medical and DCC components of the total loss reserves within each accident year. In addition, the analysis is completed separately for the following three categories: State Act California; State Act excluding California; and USL&H. The business is divided into these three segments for the determination of ultimate losses due to differences in the laws that cover each of these segments.
     Workers’ compensation insurance is statutorily provided for in all of the states in which we do business. State laws and regulations provide for the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives and medical providers. Because the benefits are established by state statute there can be significant variation in these benefits by state. We refer to this coverage as State Act.
     Our business is also affected by federal laws including the USL&H Act, which is administered by the Department of Labor, and the Merchant Marine Act of 1920, or Jones Act. The USL&H Act contains various provisions affecting our business, including the nature of the liability of employers of longshoremen, the rate of compensation to an injured longshoreman, the selection of physicians, compensation for disability and death and the filing of claims. We refer to the business covered under the USL&H Act and the Jones Act as USL&H.
     Because there are different laws and benefit levels that affect the State Act versus USL&H business, there is a strong likelihood that these segments will exhibit different loss development characteristics which will influence the ultimate loss calculations. Separating the data into the State Act and USL&H segments allows us to use actuarial methods that contemplate these differences.
     The State Act segment is further split into California and excluding California groupings. This is due to the extensive reform activity that has taken place in California as discussed above. Since the California data is subject to additional variation due to the reform activity, separating the data in this fashion allows us to review the State Act excluding California data with no impact from the California reform activity.
     Development factors, expected loss rates and expected loss ratios are derived from the combined experience of us and our predecessor.
     Gross ultimate loss (indemnity, medical and ALAE separately) for each category is estimated using the following actuarial methods:
•	paid loss (or ALAE) development;

•	incurred loss (or ALAE) development;

•	Bornhuetter-Ferguson using ultimate premiums and paid loss (or ALAE); and

•	Bornhuetter-Ferguson using ultimate premiums and incurred loss (or ALAE).
     A gross ultimate value is selected by reviewing the various ultimate estimates and applying actuarial judgment to achieve a reasonable point estimate of the ultimate liability. The gross IBNR reserve equals the selected gross ultimate loss minus the gross paid losses and gross case reserves as of the valuation date. The selected gross ultimate loss and ALAE are reviewed and updated on a quarterly basis.

      Variation in Ultimate Loss Estimates
     In light of our short operating history and uncertainties concerning the effects of recent legislative reforms, specifically as they relate to our California workers’ compensation experience, the actuarial techniques discussed above use the historical experience of our predecessor as well as industry information in the analysis of loss reserves. We are able to effectively draw on the historical experience of our predecessor because most of the current members of our management and adjusting staff also served as the management and adjusting staff of our predecessor.
     These techniques recognize, among other factors:
•	our claims experience and that of our predecessor;

•	the industry’s claim experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation and/or deflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	legislative reforms affecting workers’ compensation;

•	the overall environment in which insurance companies operate; and

•	trends in claim frequency and severity.
     In addition, there are loss and loss adjustment expense risk factors that affect workers’ compensation claims that can change over time and also cause our loss reserves to fluctuate. Some examples of these risk factors include, but are not limited to, the following:
•	recovery time from the injury;

•	degree of patient responsiveness to treatment;

•	use of pharmaceutical drugs;

•	type and effectiveness of medical treatments;

•	frequency of visits to healthcare providers;

•	changes in costs of medical treatments;

•	availability of new medical treatments and equipment;

•	types of healthcare providers used;

•	availability of light duty for early return to work;

•	attorney involvement;

•	wage inflation in states that index benefits; and

•	changes in administrative policies of second injury funds.
     Variation can also occur in the loss reserves due to factors that affect our book of business in general. Some examples of these risk factors include, but are not limited to, the following:
•	injury type mix;

•	change in mix of business by state;

•	change in mix of business by employer type;

•	small volume of internal data; and

•	significant exposure growth over recent data periods.
      (3.b.1. and 3.b.2.) Impact of Changes in Key Assumptions on Reserve Volatility
     The most significant factor currently impacting our loss reserve estimates is the reliance on historical reserving patterns and loss payments from our predecessor and the industry, also referred to as loss development. This is due to our limited operating history as discussed above. The actuarial methods that we use depend at varying levels on loss development patterns based on past information. Development is defined as the difference, on successive valuation dates, between observed values of certain fundamental quantities that may be used in the loss reserve estimation process. For example, the data may be paid losses, case incurred losses and the change in case reserves or claim counts, including reported claims, closed claims or reopened claims. Development can be expected, meaning it is consistent with prior results; favorable (better than expected); or unfavorable (worse than expected). In all cases, we are comparing the actual development of the data in the current valuation with what was expected based on the historical patterns in the underlying data. Favorable development indicates a basis for reducing the estimated ultimate loss amounts while unfavorable development indicates a basis for increasing the estimated ultimate loss amounts. We reflect the favorable or unfavorable development in loss reserves in the results of operations in the period in which the ultimate loss estimates are changed.
     We experienced favorable development virtually every quarter for the past year, which led to reductions in the ultimate loss estimates during those periods. Due to the relative immaturity of our book of business, the challenge has been to give the right weight in the ultimate loss estimation process to the new data as it becomes available. As discussed above, management believes that it generally takes workers’ compensation losses approximately 48 to 60 months after the start of an accident year until the data is viewed as fully credible for paid and incurred reserve evaluation methods. Due to our limited operating history, our oldest accident year was 36 months old as of December 31, 2006. Due to the favorable development exhibited by the data for accident years 2004 and 2005 at 17 to 18 months of development, management began to place more weight on the results of the Bornhuetter-Ferguson method in its ultimate loss estimates for accident year 2005. As new data emerges and continues to demonstrate favorable development, this adds credibility to the existing data which enables management to reflect it more fully in its estimation process. For all accident years, we have not completely relied on the most recent data points in our loss development selections. Because of recent favorable development trends, we believe this has the effect of increasing our estimated reserves as compared to reserves calculated with complete reliance on these data points. Estimating loss reserves is an uncertain and complex process which involves actuarial techniques and management judgment. Actuarial analysis generally assumes that past patterns demonstrated in the data will repeat themselves and that the data provides a basis for estimating future loss reserves. However, since conditions and trends that have affected losses in the past may not occur in the future in the same manner, if at all, future results may not be reliably predicted by the prior data. We believe that our loss development factor selections are appropriate given the relative immaturity of our data. Over time, as the data for these accident years mature and uncertainty surrounding the ultimate outcome of the claim costs diminishes, the full impact of the actual loss development will be factored into our assumptions and selections.
      Reserve Sensitivities
     Although many factors influence the actual cost of claims and the corresponding unpaid loss and loss adjustment expense estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. This is the case for the impact of economic inflation on claim costs, coverage interpretations and jury determinations. In most instances, we rely on historical experience or industry information to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expense analysis. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. It is important to note that actual claims costs will vary from our estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.
     (3.c.) As discussed in the previous section, there are a number of variables that can impact, individually or in combination, the adequacy of our loss and loss adjustment expense liabilities. While the actuarial methods employed factor in amounts for these circumstances, they may prove to be inadequate. For example, there may be a number of claims where the unpaid loss and loss adjustment expense associated with future medical treatment proves to be inadequate because the injured workers do not respond to medical treatment as expected by the claims examiner. If we assume this affects 10% of the open claims and, on average, the unpaid loss and loss adjustment expenses on these claims are 20% inadequate, this would result in our unpaid loss and loss adjustment expense liability being inadequate by approximately $4.0 million, or 2%, as of December 31, 2006. Another example is claim inflation. Claim inflation can result from medical cost inflation or wage inflation. As discussed above, the actuarial methods employed include an amount for claim inflation based on historical experience. We assume that the historical effect of this factor, which is embedded in our experience and industry experience, is representative of future effects for claim inflation. To the extent that the historical factors, and the actuarial methods utilized, are inadequate to recognize future inflationary trends, our unpaid loss and loss adjustment expense liabilities may be inadequate. If our estimate of future medical trend is two percentage points inadequate (e.g., if we estimate a 9% annual trend and the actual trend is 11%), our unpaid loss and loss adjustment expense liability could be inadequate. The amount of the inadequacy would depend on the mix of medical and indemnity payments and the length of time until the claims are paid. For example, if we assume that 50% of the unpaid loss and loss adjustment expense is associated with medical payments and an average payout period of 5 years, our unpaid loss and loss adjustment expense liabilities would be inadequate by approximately $9.9 million, or 5%, as of December 31, 2006. Under these assumptions, the inadequacy of approximately $9.9 million represents approximately 4% of total stockholders’ equity at December 31, 2006. The impact of any reserve deficiencies, or redundancies, on our reported results and future earnings is discussed below.

     (3.c.) In the event that our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be greater or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) in which the claims are paid or the unpaid loss and loss adjustment expense liabilities are increased. For example, if we determined our unpaid loss and loss adjustment expense liability of $198.4 million as of December 31, 2006 to be 5% inadequate, we would experience a reduction in future earnings up to approximately $9.9 million, depending on a number of other factors including federal income taxes. This reduction could be realized in one year or multiple years, depending on when the deficiency is identified. The deficiency would also impact our financial position because our surplus would be reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized in the unpaid loss and loss adjustment expense liability and, accordingly, it typically does not have a material effect on our liquidity because the claims have not been paid. Since the claims will typically be paid out over a multi-year period, we have generally been able to adjust our investments to match the anticipated future claim payments. Conversely, if our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be redundant, our future earnings and financial position would be improved.
      Reinsurance Recoverables
     Reinsurance recoverables on paid and unpaid losses represent the portion of the loss and loss adjustment expenses that is assumed by reinsurers. These recoverables are reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance recoverables are determined based in part on the terms and conditions of reinsurance contracts, which could be subject to interpretations that differ from ours based on judicial theories of liability. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, which themselves are subject to significant judgments and uncertainties described above under the heading “Unpaid Loss and Loss Adjustment Expenses.” Changes in the estimates and assumptions underlying the calculation of our loss reserves may have an impact on the balance of our reinsurance recoverables. In general, one would expect an increase in our underlying loss reserves on claims subject to reinsurance to have an upward impact on our reinsurance recoverables. The amount of the impact on reinsurance recoverables would depend on a number of considerations including, but not limited to, the terms and attachment points of our reinsurance policies and the incurred amount on various claims subject to reinsurance. We also bear credit risk with respect to our reinsurers, which can be significant considering that some claims may remain open for an extended period of time.
     We periodically evaluate our reinsurance recoverables, including the financial ratings of our reinsurers, and revise our estimates of such amounts as conditions and circumstances change. Changes in reinsurance recoverables are recorded in the period in which the estimate is revised. As of December 31, 2006 and 2005, we had no reserve for uncollectible reinsurance recoverables. We assessed the collectibility of our year-end receivables and believe that all amounts are collectible based on currently available information.
      Deferred Policy Acquisition Costs
     We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to the recognition of premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related estimated investment income, anticipated losses and settlement expenses and certain other costs we expect to incur as the premium is earned. Judgments regarding the ultimate recoverability of these deferred costs are highly dependent upon the estimated future costs associated with our unearned premiums. If our expected claims and expenses, after considering investment income, exceed our unearned premiums, we would be required to write-off a portion of deferred policy acquisition costs. To date, we have not needed to write-off any portion of our deferred acquisition costs. We will continue to monitor the balance of deferred acquisition costs for recoverability.
      Deferred Taxes
     We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. This analysis requires management to make various estimates and assumptions, including the scheduled reversal of deferred tax liabilities, projected future taxable income and the effect of tax planning strategies. If actual results differ from management’s estimates and assumptions, we may be required to establish a valuation allowance to reduce the deferred tax assets to the amounts more likely than not to be realized. The establishment of a valuation allowance could have a significant impact on our financial position and results of operations in the period in which it is deemed necessary. To date, we have not needed to record a valuation allowance against our deferred tax assets. We anticipate that our deferred tax assets will increase as our business continues to grow. We will continue to monitor the balance of our deferred tax assets for realizability.
      Impairment of Investment Securities
     Impairment of investment securities results in a charge to operations when the fair value of a security declines below our cost and is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process, including but not limited to the following: the current fair value as compared to amortized cost or cost, as appropriate, of the security; the length of time the security’s fair value has been below amortized cost; our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions, including interest rates.

     In general, we focus on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. We also analyze the entire portfolio for other factors that might indicate a risk of impairment. Other-than-temporary impairment losses result in a permanent reduction of the carrying value of the underlying investment. To date, we have not needed to record any other-than-temporary impairments of our investment securities. Please refer to the tables in Note 3 of the consolidated financial statements in Part II, Item 8 of this annual report for additional information on unrealized losses on our investment securities. Please refer to Part II, Item 7A of this annual report for tables showing the sensitivity of the fair value of our fixed-income investments to selected hypothetical changes in interest rates.
      Earned But Unbilled Premiums
     Shortly following the expiration of an insurance policy, we perform a final payroll audit of our insureds to determine the final premium to be billed and earned. These final audits generally result in an audit adjustment, either increasing or decreasing the estimated premium earned and billed to date. We estimate the amount of premiums that have been earned but are unbilled at the end of a reporting period by analyzing historical earned premium adjustments made at final audit for the preceding 12 months and applying the average adjustment percentage against our inforce premium at the end of the period. These estimates are subject to changes in policyholders’ payrolls due to growth, economic conditions, seasonality and other factors and to fluctuations in our inforce premium. For example, the amount of our accrual for premiums earned but unbilled fluctuated between $1.2 million and $1.7 million in 2006 and between $0.6 million and $2.2 million in 2005. The balance of our accrual for premiums earned but unbilled totaled approximately $1.5 million and $2.2 million at December 31, 2006 and 2005, respectively. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are reviewed quarterly and adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations.
      Retrospective Premiums
     The premiums for our retrospectively rated loss sensitive plans are reflective of the customer’s loss experience because, beginning six months after the expiration of the relevant insurance policy, and annually thereafter, we recalculate the premium payable during the policy term based on the current value of the known losses that occurred during the policy term. While the typical retrospectively rated policy has around five annual adjustment or measurement periods, premium adjustments continue until mutual agreement to cease future adjustments is reached with the policyholder. Retrospective premiums for primary and reinsured risks are included in income as earned on a pro rata basis over the effective period of the respective policies. Earned premiums on retrospectively rated policies are based on our estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements.
     We bear credit risk with respect to retrospectively rated policies. Because of the long duration of our loss sensitive plans, there is a risk that the customer will fail to pay the additional premium. Accordingly, we obtain collateral in the form of letters of credit or deposits to mitigate credit risk associated with our loss sensitive plans. If we are unable to collect future retrospective premium adjustments from an insured, we would be required to write-off the related amounts, which could impact our financial position and results of operations. To date, there have been no such write-offs. Retrospectively rated policies accounted for approximately 25.8% of direct premiums written in 2006 and approximately 31.6% of direct premiums written in 2005.